Exhibit 99.140

lmmunoPrecise Antibodies to Begin Trading on Nasdaq Stock Exchange

VICTORIA, BC, Dec. 23, 2020 /CWJ/ – IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (Nasdaq Global Markets: IPA), a leader in full-service, therapeutic antibody discovery and development, is pleased to announce that its common shares have been approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA” Trading on the Nasdaq is expected to commence at market open on December 30, 2020.

The Company’s Shares will continue to be listed on the TSX Venture Exchange (“TSX-V”) under the symbol “IP”.

“Our listing on the NASDAQ is a major corporate milestone and reflects the hard work and steadfast dedication of IPA’s global employees and executive team,” stated Dr. Jennifer Bath, CEO of IPA. “We believe the NASDAQ Global Market will enhance long-term shareholder value by improving the Company’s visibility, increasing liquidity, and appealing to institutional investors.”

About lmmunoPrecise Antibodies Ltd.

IPA is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. IPA’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

Certain statements included in this release may be “forward-looking statements” within the meaning of Canadian securities laws, including statements regarding the listing of the Company’s Shares on Nasdaq and the timing of commencement of the Shares on Nasdaq.

Forward-looking statements are typically identified by the use of terminology such as “may” “will” “would” “could” “expects” “plans” “intends” “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Completion of the proposed listing on Nasdaq is subject to numerous factors, many of which are beyond IPA’s control, including important factors disclosed previously and from time to time in IPA’s filings with the securities regulatory authorities in each of the provinces of Canada and the US. Securities and Exchange Commission. The forward-looking statements contained in this release represent IPA’s expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, IPA disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE lmmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 204 - 998 Harbourside Dr. North Vancouver, B.C., Canada, V7P 3T2

CO: lmmunoPrecise Antibodies Ltd.

CNW 07:30e 23-DEC-20